27 July 2026

ReNew Energy Global plc

Special Committee of the Board of Directors

C/O Vistra (UK) Ltd

Suite 3, 7th Floor, 50, Broadway,

London, England, SW1H 0DB

Attention: Mr. Manoj Singh, Lead Independent Director

Dear Manoj,

We are writing to you on behalf of Canada Pension Plan Investment Board ("**CPP Investments**") and Sumant Sinha (together the "**Consortium**"). The Consortium would like to thank you, the rest of the special committee and the management of the Company, for your continued engagement on the proposed acquisition outlined in our proposal letter, dated 28 May 2026 (the "**May Proposal Letter**"), of the entire issued and to be issued share capital of ReNew Energy Global plc (the "**Company**") not already owned by the members of the Consortium or their affiliates, subject to the Rollover (as defined in the May Proposal Letter) (the "**Transaction**"). After careful consideration and taking into account the feedback received from your advisers, the Consortium is pleased to submit this revised and enhanced proposal, which is the Consortium's final non-binding offer. Subject to alignment on the points outlined below, the Consortium would like to work promptly towards the announcement of a binding Transaction.

Revised Proposal

The Consortium is prepared to increase the Cash Consideration (as defined in the May Proposal Letter) to $7.02 per share. This revised Cash Consideration represents a 30% premium from the volume-weighted average price of $5.38 per share since 15 December 2025 when relevant SEC filings were submitted indicating that a consortium led by Masdar would no longer pursue its proposed transaction to acquire the Company, to 28 May 2026, the last trading day before the Consortium submitted the May Proposal Letter. Other terms of the Transaction as set out in the May Proposal Letter, including the ability for shareholders to elect to participate in the Rollover and the terms of the Rollover, remain unchanged.

The Consortium believes that this revised proposal is in the best interest of the Company and its shareholders as it would provide shareholders who elect to receive the Cash Consideration with liquidity not available in public markets, and shareholders who see long term value in the Company with an option to continue as shareholders through the Rollover.

This revised proposal is based on the information that you have made available to us and reflects the findings of our due diligence. For the avoidance of doubt, this revised proposal is subject to agreeing the transaction agreement between the Company and the Consortium (the "**Transaction Agreement**"), completion of our bringdown due diligence, and the provision of irrevocable undertakings as described further below.

Bringdown Due Diligence

Our bringdown due diligence exercise has been substantially completed, subject to a review of the disclosure letter accompanying the Transaction Agreement.

Documentation

Significant progress has been made on the Transaction Agreement over the past few weeks. We are confident that the Transaction Agreement can be finalized in short order.

Consortium Approvals

CPP Investments has provided ongoing updates to its investment committee. Once you confirm your alignment on the Transaction Agreement, CPP Investments will seek final approvals to enter into the Transaction Agreement. The Consortium remains committed to working towards announcing a binding Transaction in short order.

Transaction Structure

As requested, we would like to provide the special committee with additional details of the Reorganization (as defined in the May Proposal Letter).

As outlined in the May Proposal Letter, it is expected that, shortly after closing of the Transaction, the Company will undergo a Reorganization such that all remaining shareholders in the Company will become direct shareholders of ReNew Private Limited ("**RPL**"), the Company's private Indian subsidiary and principal operating entity of the group. Rolling Shareholders (as defined in the May Proposal Letter) would be required to, as part of the terms of the Scheme, grant powers of attorney to CPP Investments to sign on their behalf: (i) the post-closing shareholders' agreement, and (ii) the documents that will effect the Reorganization.

Below is a brief overview of the steps that will be included in the Reorganization:

- **Constitutional amendments:** Once Closing has taken place, the share capital of the Company, which is currently comprised of four share classes, will be harmonised into a single class of Ordinary Shares with *pari passu* voting and economic rights.

- **The 'Re-domicile':** Once the Company has been re-registered as a private company after Closing, it will transfer at fair market value (which, absent any significant delay between completion of the take-private and the Re-domicile, is expected to be equivalent to the valuation considered for the purpose of take-private) its shares in RPL to each of the Company's shareholders on a *pro rata* basis (based on economic, rather than voting rights), which will have the effect of moving their shareholding to RPL directly. The consideration payable by each Company shareholder for the transfer of the relevant RPL shares to that shareholder will be left outstanding as a debt owed by that shareholder to the Company (the "**Consideration Debt**"). The Company will then immediately declare a distribution to each shareholder of an amount equal to that shareholder's Consideration Debt, and the amount owed by the Company to the shareholder under that distribution will be set off against the Consideration Debt so that the two amounts cancel out and no shareholder (nor the Company) is required to make a cash payment.

Options

Treatment of outstanding options currently held by employees (including the Company's founder and management team) as part of the Transaction remains subject to discussion with the Company and its counsel in parallel with the finalization of the Transaction Agreement.

Shareholder Support

The Consortium expects to receive hard irrevocable undertakings from JERA and ADIA as a condition to signing the Transaction Agreement. The final form transaction documents, including the post-Closing SHA and Reorganisation documentation, will be made available to all shareholders as part of the Scheme document.

In summary, the Consortium would like to thank you again for your engagement on this Transaction and looks forward to continuing to work together expeditiously towards the announcement of a binding Transaction.

As is customary, this revised proposal is not to be construed as a binding, definitive or irrevocable proposal, agreement or contract. This revised proposal is non-binding until such time as the potential parties to the Transaction enter into legally binding definitive transaction documents in respect of the Transaction.

Sincerely,

Canada Pension Plan Investment Board

Name: Bill Rogers

Title: Authorised Signatory

Founder

Name: Sumant Sinha

Title: Founder

Founder

/s/ Sumant Sinha

Name: Sumant Sinha

Title: Founder